FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: Dan Suesskind
                  Chief Financial Officer
                  Teva Pharmaceutical Industries Ltd.
                  (011) 972-2-589-2840
          George Barrett
                  President and CEO
                  Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
          Liraz Kalif / Kevin Mannix
                  Investor Relations
                  (011) 972-3-926-7554 / (215) 591-8912

TEVA TO REPORT SECOND QUARTER 2006 FINANCIAL RESULTS ON AUGUST 8, 2006

CONFERENCE CALL SCHEDULED FOR 8:45 AM ET

Jerusalem, Israel, July 26, 2006 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its second quarter 2006 financial results on Tuesday, August 8, 2006, early in the morning (ET). The earnings release will be available on Teva's web site at www.tevapharm.com.

Teva will host a conference call and live webcast on that same day, at 08:45AM ET to discuss its second quarter 2006 results and overall business environment. A Question & Answer session will follow this discussion.

Investors and other interested parties may access a live webcast through Teva's web site at www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively,   a replay of the call can be accessed until August 15, 2006 at midnight (ET), by calling
1-(201) 612-7415 outside the U.S. or 1-(877) 660-6853 in the U.S. The Pass Code to access the replay is: Account #: 3055 and Conference ID#: 209542.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company.   The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
           Name: Dan Suesskind
           Title: Chief Financial Officer

Date: July 26, 2006